Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$55,000,000(a)	$147.60	$8,118.00
Fees Previously Paid	$0		$0
Total Transaction Valuation	$55,000,000
Total Fees Due for Filing			$8,118.00
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$8,118.00

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.